StoneCastle Financial Corp.

EXHIBIT TO ITEM 77C

Submission of Matters to a Vote of Security Holders

Annual Meeting of Stockholders

The Annual Meeting of Stockholders of StoneCastle Financial Corp.
("the Company") was held on July 5, 2017 for the purpose of electing Directors of the Company ("Proposal 1") and approving an Agreement and Plan of Reorganization pursuant to which the Company would be reorganized into a newly formed Delaware statutory trust ("Proposal 2").

Proposal 1 was approved by the Company's Stockholders and the results of the voting are as follows:

Proposal 1: Election of Directors


                   Voted For  Authority Withheld
Clara Miller       4,684,906  70,789
George Shilowitz   4,220,949  534,746

Emil Henry, Joshua Siegel, and Alan Ginsberg continue to serve in their capacities as Directors of the Company.

Proposal 2 failed to be approved by the Company's Stockholders and the results of the voting are as follows:

Proposal 2: Approving Agreement and Plan of Reorganization


                  Voted For   Voted Against   Abstain
Reorganization    2,349,937   37,183          35,573